UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, April 27th 2017

Mr.

Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Av. Libertador Bernardo O´Higgins 1449

Present

Re: Material fact report

Dear Mr. Superintendent:

In accordance with articles 9 and 10 under the Securities Market Law N°18,045, and as established under the Superintendence’s General Norm No. 30 of 1989, I hereby inform you as material information that at the Ordinary Shareholders Meeting (the “Meeting”) of LATAM Airlines Group S.A. (“LATAM”) held today, April 27th of 2017, the shareholders of LATAM approved the distribution of the final dividend proposed by the Board in the session held last April 4th, which consists in distributing 30% of the earnings obtained in 2016, equivalent to US$20.766.119,39.

As required by the Superintendence’s Resolution N° 660 of 1986, the Exhibit 1 —that explains in detail the aforementioned final dividend— is attached hereto.

Sincerely yours,

/s/ Juan Carlos Menció
Juan Carlos Menció
Senior Vice President of Legal Affairs
LATAM Airlines Group S.A.

CC:	Bolsa de Comercio de Santiago

Bolsa de Corredores - Bolsa de Valores de Valparaíso

Bolsa Electrónica de Chile

Comisión Clasificadora de Riesgo

FORM Nº 1

DIVIDENDS DISTRIBUTIO

1.	Company identification:

	1.01	Tax N°.:	89.862.200-2

	1.02	Original form date:	04.27.2017 (MM.DD.YY)

	1.03	Company name	: LATAM Airlines Group S.A.

	1.04	Securities Registration Record N°:	0306

	1.05	Affected series:	Unique

	1.06	Local Exchange Ticker:	LAN

	1.07	Individualization movement:	48

2.	Dividend agreement and amount:

	2.01	Agreement date:	04.27.2017 (MM.DD.YY)

	2.02	Agreement Settlement:	1

	2.03	Dividend amount:	20.766.119,39

	2.04	Currency type:	US

3.	Shares and shareholders with rights:

	3.01	Number of shares:	606.407.693

	3.02	Closing date:	05.12.2017 (MM.DD.YY)

4.	Characteristics of the dividend:

	4.01	Dividend type:	2

	4.02	Year ended:	12.31.2016 (MM.DD.YY)

	4.03	Payment type:	1

5.	Payment of the dividend in cash:

	5.01	Payment in cash:	0,0342444854

	5.02	Currency type:	US

	5.03	Payment date:	05.18.2017 (MM.DD.YY)

6.	Distribution of the optional dividend in share: Not applicable.

7.	Observations:

7.01	The exchange rate used will be the “Observed Dollar” (dólar observado) published in the Official Journal of Chile (Diario Oficial) on May 12th, 2017.

7.02	Payment will take place via nominal check or bank check, from Monday to Friday, between 9:00 am and 2:00 pm, in any branch of Banco de Crédito e Inversiones (BCI) throughout the country, for a period of 90 days since May 18th 2017. A receipt or bank deposit notification will be send to these shareholders. Moreover, to those shareholders who submit a written request, the dividend payment will be send via nominal check or bank check, via certified email shipped to the shareholder’s address according to the entity’s record. Any request or change that a shareholder would like to do to the aforementioned payment modality, shall be communicated up May 11th 2017. After said 90 days period since May 18th 2017, or in the case that they had been shipped back to DCV Registros S.A., the checks or bank checks will go the latter’s custody until they are retired by the respective shareholders.

Representatives can stand in for the shareholders, though a notarized authorization signed by the shareholder.

The attendance to shareholders regarding any aspect of the dividend payment will be exclusively done at the offices of DCV Registros S.A., located in 770 Huérfanos, 22nd floor, Santiago, from Monday to Friday, 9:00 a 17:00 hours.

7.03	The announcement referred by the Section II of the Resolution N° 660, dated October 22 of 1986, of the Superintendence of Securities and Insurance, will be published on May 4th of 2017, in “La Tercera” newspapers from Santiago.

7.04	The Company is publicly traded.

7.05	The paid dividend is attributable to the earnings of 2016 fiscal year.

7.06	The ordinary shareholder meeting of the Company agreed the distribution of a dividend corresponding to 30% of the earnings of 2016, equivalent to US$ US$20.766.119,39.

7.07	The tax effects from the dividend payment shall be informed accordingly to the shareholders.

The information contained in this from is exact and correct; therefore, I assume the corresponding legal responsibility.

/s/ Ramiro Alfonsín
Ramiro Alfonsín
Chief Financial Officer
LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	Vice-president Legal - LATAM Airlines Group